Arizona Star Resource Corp.

Consolidated Financial Statements

July 31, 2005 and 2004

(expressed in Canadian dollars) (unaudited)

ARIZONA STAR RESOURCE CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Arizona Star Resource Corp.

Consolidated Balance Sheets

(expressed in Canadian dollars)

	As of July 31, 2005 $ (unaudited)	As of April 30, 2005 $ (audited)
Assets Current assets Cash and cash equivalents	6,459,569	7,042,146
Accounts receivable	50,790	29,734
Prepaid expenses	31,411	33,875
	6,541,770	7,105,755
Investments	86,521	86,521
Resource properties (note 3)	35,326,024	35,324,383
	41,954,315	42,516,659
Liabilities Current liabilities Accounts payable and accrued liabilities	1,001,071	1,378,979
Future income tax liabilities (note 2)	4,136,000	4,248,000
Asset retirement obligation (note 2)	132,892	131,251
	5,269,963	5,758,230
Shareholders’ Equity Capital stock Authorized 100,000,000 common shares, without par value Issued 41,600,937 common shares	50,762,829	50,762,829
Contributed surplus (note 4)	1,322,734	1,322,734
Deficit	(15,401,211)	(15,327,134)
	36,684,352	36,758,429
	41,954,315	42,516,659

Arizona Star Resource Corp.

Consolidated Statements of Deficit For the quarters ended July 31, 2005 and 2004
(expressed in Canadian dollars) (unaudited)
	2005	2004
	$	$ (restated)
Deficit - Beginning of year - as previously reported	12,341,134	7,685,804
Future income tax liability adjustment (note 2)	2,986,000	3,197,000
Deficit - Beginning of year - as restated	15,327,134	10,882,804
Loss for the period	74,077	1,247,925
Deficit - End of period	15,401,211	12,130,729

Arizona Star Resource Corp.

Consolidated Statements of Operations For the quarters ended July 31, 2005 and 2004
(expressed in Canadian dollars, except for shares) (unaudited)
	2005	2004
	$	$
Expenses Office and administrative	110,790	(restated) 65,995
Shareholder meetings and communication costs	10,468	7,456
Professional fees	6,628	3,989
Directors’ fees	50,023	-
Loss before the following	177,909	77,440
Stock-based compensation (note 4)	-	1,322,734
Interest income	(28,348)	(13,491)
Foreign exchange gain	(75,484)	(138,758)
Loss for the period	74,077	1,247,925
Loss per common share - basic and diluted	0.002	0.031
Weighted average number of common shares outstanding	41,600,937	40,362,894

Arizona Star Resource Corp.

Consolidated Statements of Cash Flows For the quarters ended July 31, 2005 and 2004
(expressed in Canadian dollars) (unaudited)
	2005	2004
Cash flows from operating activities	$	$ (restated)
Loss for the period Items not affecting cash	(74,077)	(1,247,925)
Stock-based compensation	-	1,322,734
Foreign exchange gain	(75,484)	(138,758)
Changes in non-cash working capital	(149,561)	(63,949)
Accounts receivable	(21,056)	998
Prepaid expenses	2,464	2,697
Accounts payable and accrued liabilities	(377,908)	(9,615)
	(546,061)	(69,869)
Cash flows from financing activities
Common shares issued for cash upon exercise of stock options	-	60,000
	-	60,000
Cash flows from investing activities
Acquisition, exploration and development expenditures	-	(27,204)
	-	(27,204)
Effect of exchange rate changes on cash and cash equivalents	(36,516)	(3,242)
Decrease in cash and cash equivalents	(582,577)	(40,315)
Cash and cash equivalents - Beginning of period	7,042,146	2,812,627
Cash and cash equivalents - End of period	6,459,569	2,772,312
Supplementary information
Accretion on asset retirement obligation capitalized to resource properties	1,641	1,563

See accompanying notes to consolidated financial statements.

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

July 31, 2005 and 2004

(expressed in Canadian dollars)

(unaudited)

1

Basis of Presentation

The interim financial statements of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) do not contain all the information required for annual financial statements and should be read in conjunction with the most recent financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

2

Subsequent event

The Company announced September 27, 2005 that it has been notified by Placer Dome Inc. that Placer Dome has concluded that the Cerro Casale project is not financially viable at this time and is not financeable under the terms of the Compania Minera Casale Shareholders’ Agreement.

The Company disagrees with Placer Dome’s conclusion and has decided to take the necessary steps, in cooperation with Bema Gold Corporation, to have Placer Dome’s interest in Cerro Casale returned to Arizona Star and Bema Gold as contemplated in the Shareholders’ Agreement.

3

Prior year restatements

Prior to the end of April 30, 2005, it was determined that a future income tax liability should be recorded related to the sale of Compania Minera Aldebaran (“CMA”) in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs. A retroactive adjustment establishing a future income tax liability of $4,844,000 with charges to the deficit account of $3,197,000 and resource property costs of $1,647,000 was made during the year.

The effect of the adoption of CICA 3110 effective March 1, 2004 resulted in a $125,001 increase to resource properties and a $125,001 increase to the asset retirement obligation liability.

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

July 31, 2005 and 2004

(expressed in Canadian dollars)

(unaudited)

4

Resource properties

	July 31, 2005	April 30, 2005
	Net	Net
	$	$
Balance - as at April 30, as previously reported	33,552,382	34,569,373
Asset retirement obligations (note 2)	125,001	125,001
Future income tax liability adjustment (note 3)	1,647,000	1,647,000
Balance - Beginning of year, as restated	35,324,383	36,341,374
Additions during the period Administration	-	114,970
Accretion on asset retirement obligations	1,641	6,250
Refundable Chilean tax	-	15,660
Option payment	-	(313,437)
Write-off during the year	-	(840,434)
	1,641	(1,016,991)
Balance - End of period	35,326,024	35,324,383

5

Contributed surplus

On May 5, 2004, the Company granted 825,000 incentive stock options to directors, officers, consultants and employees at an exercise price of $4.39 per option for a term of five years. These options were approved by the Board of Directors, but final documentation had not yet been distributed to the optionees. On September 9, 2004, the Company announced that it was in receipt of a Petition filed August 31, 2004 by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), a shareholder of the Company, regarding the granting of these incentive stock options. All of these stock options were cancelled and legal action dropped.

Prior to the cancellation of these options, the Company charged to operations the fair value of these options in the amount of $1,322,734, with a corresponding credit to contributed surplus. The fair value was estimated at $2.10 per option at the grant date.

6

Related party transactions

During the three month period ended July 31, 2005 and 2004, the Company had the following transactions and balances with Bema and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

	2005	2004
	$	$
Office and administrative	4,370	8,516
Accounting	5,030	14,221
Rent and utilities	2,400	7,200
Management fees	2,500	7,500
Shareholder information	-	4,542
Bema Chile office costs capitalized to property	-	27,231
Accounts payable	14,443	6,694

Until June 1, 2005, Bema provided management, administrative and technical services to the Company.